SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
 __________________________________
Under Armour, Inc.
(Name of Issuer)
 __________________________________
Class A Common Stock, $0.0003 1/3 par value per share
(Title of Class of Securities)

904311107
(CUSIP Number)

Kevin A. Plank
Chairman of the Board and Chief Executive Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, MD 21230
(410) 454-6428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2015
(Date of Event which Requires Filing of this Statement)
 __________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 904311107	Page 1 of 3 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,776,445*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 35,776,445*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,776,445*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*     Includes 76,445 shares of Class A Common Stock owned directly by the Reporting Person, 33,834,100 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 33,834,100 shares of Class B Common Stock owned directly or indirectly in trust by the Reporting Person, and 1,865,900 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 1,865,900 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager.

CUSIP No. 904311107	Page 2 of 3 Pages
This Amendment No. 13 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006, and Amendment No. 3, filed with the Commission on November 6, 2007, and Amendment No. 4, filed with the Commission on November 24, 2010, and Amendment No. 5, filed with the Commission on May 19, 2011, and Amendment No. 6, filed with the Commission on December 6, 2011, and Amendment No. 7, filed with the Commission on August 17, 2012, and Amendment No. 8, filed with the Commission on December 12, 2012, and Amendment No. 9, filed with the Commission on November 26, 2013, and Amendment No. 10, filed with the Commission on June 13, 2014, and Amendment No. 11, filed with the Commission on November 26, 2014 (as amended, the “Schedule 13D”), and Amendment No. 12, filed with the Commission on June 15, 2015, by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Armour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
On October 28, 2015, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Issuer’s Class B Common Stock and, if and when issued, the Issuer’s Class C Common Stock. The trading plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plan provides for the sale prior to the end of 2015 of up to 1,125,000 shares of the Issuer’s Class B Common Stock held by the Reporting Person personally and up to 125,000 shares of the Issuer’s Class B Common Stock held by his charitable foundation.  The trading plan further provides for the sale of up to 1,350,000 shares of the Issuer’s Class C Common Stock held by the Reporting Person personally and up to 150,000 shares of the Issuer’s Class C Common Stock held by his charitable foundation.  Any sales of Class C Common Stock under the trading plan will begin only following the initial distribution of one share of the Class C Common Stock for each outstanding share of Class A and Class B Common Stock (the “Initial Class C Issuance”) and the listing of the Class C Common Stock on the New York Stock Exchange.  Sales of the Class C Common Stock may extend through August 2016.  The decision to proceed with, and timing of, the Initial Class C Issuance will be made by the Issuer’s Board of Directors in its discretion. The Board of Directors has not yet determined if or when the Initial Class C Issuance may occur.
These sales are being done for asset diversification, tax and estate planning and charitable giving purposes. If the Reporting Person completes all the planned sales under this trading plan, he would beneficially own 35,700,000 shares of Class B Common Stock and Class A Common Stock, representing approximately 16.6% of the total shares of Class A and Class B Common Stock outstanding as of September 30, 2015 and representing approximately 66.5% of the combined voting power of the Issuer outstanding as of September 30, 2015.
Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

CUSIP No. 904311107	Page 3 of 3 Pages

SIGNATURE
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 12, 2015
Date
/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title